Mail Stop 4561

March 9, 2010

Dr. Jim Howell Qian
President
Northport Network Systems, Inc.
Suite 4200, 601 Union Street
Seattle, Washington 98101

      Re: Northport Network Systems, Inc.
              Form 8-K Filed February 18, 2010
              File No. 000-52728

Dear Dr. Qian:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

      Sincerely,

      Jaime G. John
      Staff Accountant